EXHIBIT 99.1

Brookfield Asset Management Completes Annual Filings

BROOKFIELD, NEWS, April 06, 2023 (GLOBE NEWSWIRE) -- Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) announced that it has filed its 2022 annual materials on Form 20-F, including its audited financial statements and management’s discussion and analysis for the year ended December 31, 2022, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR. These documents are also available at www.brookfield.com and a hardcopy will be provided to shareholders free of charge upon request.

About Brookfield Asset Management

Brookfield Asset Management (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with approximately $800 billion of assets under management across renewable, infrastructure, real estate, private equity, credit and other. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for its clients, across economic cycles.

Please note that Brookfield Asset Management’s returns and reports will be filed on EDGAR and SEDAR and can also be found in the investor section of its website at https://bam.brookfield.com. Hard copies of annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at https://bam.brookfield.com or contact:

Communications & Media: Kerrie McHugh Hayes Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Jason Fooks Tel: (212) 417-2442 Email: jason.fooks@brookfield.com